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                          February 10, 2022

       Mark Farrell
       Chief Executive Officer
       Thayer Ventures Acquisition Corp
       25852 McBean Parkway
       Valencia, CA 91335

                                                        Re: Thayer Ventures
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed February 2,
2022
                                                            File No. 333-262472

       Dear Mr. Farrell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Wood at 202-551-5586 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction